UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29971 / February 28, 2012

_____

In the Matter of	:
	:
DOUBLELINE CAPITAL LP	:
DOUBLELINE FUNDS TRUST	:
333 South Grand Avenue, Suite 1800	:
Los Angeles, CA 90071	:
	:
(812-13983)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

DoubleLine Capital LP and DoubleLine Funds Trust filed an application on November 30, 2011, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On February 2, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 29943). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by DoubleLine Capital LP and DoubleLine Funds Trust (File No. 812-13983) is

granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary